# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TALOS ENERGY INC., CIK 0001724965
CUSIP: 87484T108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 333 CLAY STREET, SUITE 3300, HOUSTON,, Texas (TX), 77002
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001637840

## Reporting persons
- BAIN CAPITAL CREDIT MANAGED ACCOUNT (E), L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BAIN CAPITAL CREDIT MANAGED ACCOUNT (PSERS), L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2013 (AIV I), L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2013 (B), L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (A), L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2016 (F), L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SANKATY CREDIT OPPORTUNITIES IV, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BCC EnVen Investments (2016), L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BCC EnVen Investments (S), L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BCC EnVen Investments (2013), L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bain Capital Credit, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: TALOS ENERGY INC.
Address of issuer's principal executive offices: 333 CLAY STREET, SUITE 3300 HOUSTON, TX 77002

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, each of whom is referred to herein as a "Reporting Person" and together as the "Reporting Persons":

1. Bain Capital Credit Managed Account Investors (E), L.P. ("BCCMA (E)")
2. Bain Capital Credit Managed Account Investors (PSERS), L.P. ("PSERS")
3. Bain Capital Distressed & Special Situations 2013 (AIV I), L.P. ("DSS 2013 (AIV I)")
4. Bain Capital Distressed & Special Situations 2013 (B), L.P. ("DSS 2013 (B)")
5. Bain Capital Distressed & Special Situations 2016 (A), L.P. ("DSS 2016 (A)")
6. Bain Capital Distressed & Special Situations 2016 (F), L.P. ("DSS 2016 (F)")
7. Sankaty Credit Opportunities IV, L.P. ("COPS IV")
8. BCC EnVen Investments (2016), L.P. ("BCC EnVen 2016")
9. BCC EnVen Investments (S), L.P. ("BCC EnVen (S)")
10. BCC EnVen Investments (2013), L.P. ("BCC EnVen 2013")
11. Bain Capital Credit, LP ("BCC")

Bain Capital Credit Managed Account Investors (E), L.P. ("BCCMAI (E)"), a Delaware limited partnership, is the general partner of BCCMA (E). Bain Capital Credit Member, LLC ("BCCM"), is the managing member of BCCMAI (E). Bain Capital Credit Managed Account Investors, LLC ("BCCMAI"), a Delaware limited liability company, is the general partner of PSERS. BCCM is the managing member of BCCMAI. Bain Capital Distressed and Special Situations 2013 Investors (A), L.P. ("DSS 2013 Investors (A)"), a Delaware limited partnership, is the general partner of DSS 2013 (AIV I)"). BCCM, is the managing member of DSS 2013 Investors (A). Bain Capital Distressed and Special Situations 2013 Investors (B), L.P. ("DSS 2013 Investors (B)"), a Delaware limited partnership, is the general partner of DSS 2013 (B)"). BCCM, is the managing member of DSS 2013 Investors (B). Bain Capital Distressed and Special Situations 2016 Investors (A), L.P. ("DSS 2016 Investors (A)"), a Delaware limited partnership is the general partner of DSS 2016 (A). BCCM is the managing member of DSS 2016 Investors (A). Bain Capital Distressed and Special Situations 2016 Investors (F), L.P. ("DSS 2016 Investors (F)"), a Delaware limited partnership is the general partner of DSS 2016 (F). BCCM is the managing member of DSS 2016 Investors (F). Sankaty Credit Opportunities Investors IV, LLC ("COPS IV Investors"), a Delaware limited liability company, is the general partner of COPS IV. BCCM is the managing member of COPS IV Investors. BCC EnVen Investments GP (2013), LLC ("BCC EnVen GP 2013"), a Delaware limited liability company is the general partner of BCC EnVen 2013. Bain Capital Credit Member II, LLC ("BCCM II") is the general partner of BCC EnVen GP 2013. BCC EnVen Investments GP (2016), LLC ("BCC EnVen GP 2016"), a Delaware limited liability company is the general partner of BCC EnVen 2016). BCCM is the general partner of BCC EnVen GP 2016. BCC EnVen Investments GP (S), LLC ("BCC EnVen GP (S)"), a Delaware limited liability company is the general partner of BCC EnVen (S). BCCM is the general partner of BCC EnVen GP (S). Mr. Jonathan Lavine is the Manager of BCCM. BCC has entered into an Investment Management Agreement with managed account clients pursuant to which it has authority to acquire, dispose of, and vote securities on behalf of such client. BCC disclaims beneficial ownership of the shares beneficially owned by such client.
Address of principal business office or, if none, residence:
200 Clarendon Street
Boston, Massachusetts 02116
Citizenship: See response to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 n each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BAIN CAPITAL CREDIT MANAGED ACCOUNT (E), L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Authorized Signatory (08/14/2025)
- BAIN CAPITAL CREDIT MANAGED ACCOUNT (PSERS), L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Authorized Signatory (08/14/2025)
- BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2013 (AIV I), L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Authorized Signatory (08/14/2025)
- BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2013 (B), L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Authorized Signatory (08/14/2025)
- BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (A), L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Authorized Signatory (08/14/2025)
- BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2016 (F), L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Authorized Signatory (08/14/2025)
- SANKATY CREDIT OPPORTUNITIES IV, L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Authorized Signatory (08/14/2025)
- BCC EnVen Investments (2016), L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Authorized Signatory (08/14/2025)
- BCC EnVen Investments (S), L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Authorized Signatory (08/14/2025)
- BCC EnVen Investments (2013), L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Authorized Signatory (08/14/2025)
- Bain Capital Credit, LP: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Authorized Signatory (08/14/2025)
Comment: Exhibit A Joint Filing Agreement dated as of February 22, 2023, incorporated by reference to this Schedule 13G.